PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER

8-67738

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The New PenFacs, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

337 Turnpike Road, Suite 203
(No. and Street)

Southborough   MA   01772
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Erik DeGregorio   508-630-7042   erik@penfacs.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.
(Name – if individual, state last, first, and middle name)

80 Washington Street, Bldg. S   Norwell   MA   02061
(Address)   (City)   (State)   (Zip Code)

3373

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Erik DeGregorio _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The New PenFacs, Inc _____, as of December 31 _____, 2 025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature _____

Title: President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

THE NEW PENFACS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025 AND 2024

THE NEW PENFACS, INC.

TABLE OF CONTENTS

DECEMBER 31, 2025 AND 2024

Page



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
The New PenFacs, Inc.
Southborough, MA

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of The New PenFacs, Inc. as of December 31, 2025 and 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of The New PenFacs, Inc. as of December 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to The New PenFacs, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

LMHS, P.C.

LMHS, P.C.

We have served as The New PenFacs, Inc.'s auditor since 2018.

Norwell, Massachusetts

February 17, 2026


Members of
AICPA

80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com

A member of

mgiworldwide

THE NEW PENFACS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2025 AND 2024

	2025	2024
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 40,913	$ 14,943
Prepaid expenses	7,876	6,650
TOTAL ASSETS	$ 48,789	$ 21,593
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accrued taxes	$ 9,956	$ -
TOTAL LIABILITIES	9,956	-
STOCKHOLDER'S EQUITY		
Common stock, 1,000 shares authorized, 200 shares issued and outstanding	1,000	1,000
Additional paid-in capital	47,316	47,316
Accumulated deficit	(9,483)	(26,723)
TOTAL STOCKHOLDER'S EQUITY	38,833	21,593
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 48,789	$ 21,593

The accompanying notes are an integral part of these financial statements.

THE NEW PENFACS, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

NOTE 1 NATURE OF BUSINESS

The New PenFacs, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company was founded in May 2007 under the laws of the state of New Hampshire and received its CRD number on June 3, 2008. Its principal business activity is that of a broker dealer specializing in providing insurance, operational support, product procurement, and training/marketing support to broker dealers and their registered representatives. It operated one office in Southborough, Massachusetts during 2025 and 2024. Prior to 2017 the Company was located in Salem, New Hampshire. Effective June 1, 2016 Erik DeGregorio became, and continues to be, the sole stockholder of the Company.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis. The significant accounting policies followed are described below to enhance the usefulness of the financial statements to the reader.

Use of Estimates

The Company has adopted FASB ASC 275-10-50-4, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company accounts for revenue recognition in accordance with Accounting Standards Codification Topic 606, Revenue from Contracts with Customers ("ASC 606"). This guidance provides a comprehensive model for entities to use in accounting for revenue arising from contracts with customers. ASC 606 also requires both qualitative and quantitative disclosures, including descriptions of performance obligations.

Performance Obligations - Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

NOTE 2   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)*

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Insurance Commission Revenue - The Company's performance obligation, with respect to each contract, is the sale of the insurance policy. Insurance commission revenue includes an initial up-front (first year) commission as well as annual trailing commission payments for each policy renewal. Commission Revenues on insurance renewal premiums are considered variable consideration. ASC 606 requires that, at the time of the initial sale of a policy, the Company must estimate the variable consideration and determine the transaction price as the constrained net present value of future renewal commission revenue, unless there are implied or contractual services to be performed in association with the variable consideration.

During renewal periods, the Company not only receives trailing commissions, but it also provides services for these policies. Services include client relations, communication, and correspondence on an as needed basis. Based on these factors, management has deemed it acceptable that revenues be recorded in the period cash is received.

In keeping with the recognition requirements of ASC 606, management has concluded that the performance obligations of all first year and renewal of the commission revenue received for the year ending December 31, 2025, have been satisfied.

All Commission Revenue, for the year ending December 31, 2025, is being recognized at a point in time. The total Commission Revenue recognized for the year ending December 31, 2025, was $419,632. This consisted of $347,670 of first year commission revenue and $71,962 of renewal commission revenue.

Cash and Cash Equivalents

The Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents.

NOTE 2   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)*

The Company places its cash with financial institutions with a high credit rating, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Fair Value of Financial Instruments

FASB ASC 825-10, "Disclosures about Fair Value of Financial Instruments", requires disclosures of fair value information about financial instruments, whether recognized or not, in the statements of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents and other current assets and liabilities approximate fair value.

Income Taxes

The Company is an S-Corporation for federal and state income tax purposes. Consequently, no provision or liability for income taxes has been included in the financial statements. Shareholders are taxed directly on their proportionate share of the Company's earnings.

Uncertainty in Income and Other Taxes

The Company adopted the standards for *Accounting for Uncertainty in Income Taxes* (income, sales, use and payroll), which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of December 31, 2025, and 2024, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files tax and information returns in the United States Federal and Massachusetts jurisdictions. These returns are generally subject to examination by tax authorities for the last three years.

Massachusetts, however, assess a corporate level income tax on S Corporations with sales in excess of $6 million. In addition, in accordance with MGL 63D, the Company has selected to pay the tax on its qualified Massachusetts pass-through entity income at the entity level.

NOTE 3   *NET CAPITAL REQUIREMENTS*

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Under Appendix E to SEC Rule 15c3-1, the Company is required to maintain a net capital requirement of no less than $5,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 1,500 percent.

On December 31, 2025, and 2024, the Company had net capital of $30,957 and $14,943, which was $25,957 and $9,943 in excess of its required net capital of $5,000, respectively. The Company's aggregate indebtedness to net capital ratio at December 31, 2025 and 2024 was 32.16% and 0.00%, respectively.

NOTE 4   *RELATED PARTY TRANSACTIONS*

The Company shares office space and expenses with another entity related by common ownership. Expenses paid by one company are charged to the other company, as well as a management fee. Rent, utilities and other expenses are reimbursed regularly for these shared expenses.

Administrative management expenses totaled $30,000 and $30,000 for 2025 and 2024, respectively. Office operating costs totaled $35,647 and $27,124 for 2025 and 2024, respectively.

NOTE 5   *COMMITMENTS AND CONTINGENCIES*

The Company may from time to time become involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business. As of the date of these financial statements, there are no legal proceedings or similar matters, which individually or in the aggregate have a material effect on net capital, the financial position, results of operations or cash flows of the Company.

NOTE 6   *SEGMENT REPORTING*

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of one class of service, Insurance Commissions. The company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

NOTE 6   **SEGMENT REPORTING (CONTINUED)**

The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. All revenue segments and significant expenses for the years ending December 31, 2025 and 2024 are disclosed on the Statement of Earnings.

NOTE 7   **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through February 17, 2026, the date which the financial statements were available to be issued.

Based upon this review, the Company has determined that there were no events that took place which would have a material impact on its financial statements.